August 20, 2025

Stephen Ma
Chief Financial Officer
Scilex Holding Company
960 San Antonio Road
Palo Alto, California 94303

       Re: Scilex Holding Company
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed March 31, 2025
           Form 10-Q for the Quarterly Period Ended June 30, 2025
           Filed August 13, 2025
           File No. 001-39852
Dear Stephen Ma:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Notes to Consolidated Financial Statements
1. Nature of Operations and Basis of Presentation
Revenue Recognition, page F-14

1. Please describe and quantify key factors underlying the significant increase in the accrued rebates and fees liability to $162.5 million as of December 31, 2024, as well as corresponding adjustments to gross revenue for each period presented. Revise your disclosure accordingly.
2. Liquidity and Going Concern, page F-17

2. Please provide us with an analysis supporting your accounting for the FSF
       Commitment Side Letter and related Satisfaction Agreement. As part of this analysis, please provide us with illustrative journal entries depicting your accounting for the
 August 20, 2025
Page 2

       following:
           Receipt of FSF Deposit from FSF Lender
           Issuance of warrants to FSF Lender
           Satisfaction of Deposit via delivery of product to Endeavor
8. Junior DIP Facility and Sorrento Stock Purchase Agreement
Series A Preferred Stock, page F-35

3. Your repurchase of all outstanding Series A Preferred Stock under the Sorrento SPA was "treated as a redemption of shares and viewed as a deemed dividend," whereby you "derecognized the carrying value of the Series A Preferred Stock with any excess amount allocated as a reduction of additional paid in capital." Please demonstrate how this accounting treatment was presented in the consolidated statements of stockholders' equity (deficit) and refer us to the technical guidance upon which you relied. In addition, explain the basis for your statement that these preferred shares are being held as collateral for the Oramed Note and refer us to the legal document supporting this assertion. Revise your disclosure accordingly.
11. Commitments and Contingencies
Litigation, page F-44

4. Please explain how legal settlement gains of $9.4 million reported in the consolidated statement of operations and comprehensive loss related to settlement agreements completed in 2024. Revise your disclosure accordingly.
Form 10-Q for the Quarterly Period Ended June 30, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Six Months Ended June 30, 2025 and 2024, page 51

5. Please revise your future filings to describe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on your net revenues or income from continuing operations. In this regard, we note that net revenues for each of your products significantly decreased during the six months ended June 30, 2025. Refer to Item 303(b)(2)(ii) of Regulation
S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences